UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCRIPPS NETWORKS INTERACTIVE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Shares, Par Value $.01 Per Share,

Granted under the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan

(Title of Class of Securities)

811065101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Anatolio B. Cruz III

Executive Vice President, Chief Legal Officer

and Corporate Secretary

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,078,236	$1,622.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,094,923 shares of common stock of Scripps Networks Interactive, Inc. with an aggregate value of $29,078,236, as of May 18, 2009, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the binomial option valuation model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction (prorated for amounts less than $1,000,000).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,622.57	Filing Party: Scripps Networks Interactive, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2009, as amended on June 11, 2009 (the “Tender Offer Statement”), by Scripps Networks Interactive, Inc., an Ohio corporation (the “Company”), in connection with the Company’s offer to its eligible employees and directors to exchange certain outstanding “underwater” options to purchase shares of the Company’s common stock granted under the Company’s 2008 Long-Term Incentive Plan (the “Plan”) for restricted shares issued under the Plan.

The Company is offering its eligible employees and directors the opportunity to tender and withdraw their options by means of facsimile, email, overnight courier or hand delivery (in addition to tendering options via the Company’s Offer Web Site at https://www.sniexchange.com). Therefore, this Amendment No. 2 amends all sections of the Offer to Exchange Certain Outstanding Stock Options for Restricted Class A Common Shares dated June 1, 2009, attached as Exhibit (a)(1)(i) to the Tender Offer Statement (the “Exchange Offer”), that relate to the tender and withdrawal of options. A letter to eligible option holders describing the additional means of tendering and withdrawing options is attached as Exhibit (a)(1)(xiii) to the Tender Offer Statement (the “Supplemental Letter”) and is filed herewith.

Except as expressly amended and supplemented herein, all terms of the Exchange Offer and all disclosures set forth in the Tender Offer Statement and all exhibits thereto remain unchanged and are incorporated herein by reference. Capitalized terms used but not defined herein have the meanings described in the Exchange Offer.

Item 1.	Summary Term Sheet.

The information set forth under “Glossary of Terms Used in Exchange Offer” and “Summary Term Sheet—Questions and Answers” in the Exchange Offer and in the Supplemental Letter is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Scripps Networks Interactive, Inc., an Ohio corporation, is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 312 Walnut Street, Suite 1800, Cincinnati, Ohio 45202, and the telephone number at that address is (513) 824-3200.

(b)	Securities.

This Tender Offer Statement relates to an offer by the Company to Eligible Option Holders to exchange Eligible Options for a lesser number of Restricted Shares issued under the Plan. As of May 18, 2009, options to purchase 12,854,748 Common Shares were outstanding. Of the outstanding options, as of May 18, 2009, options to purchase 5,094,923 Common Shares would constitute Eligible Options with respect to the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Eligible Options;” “Exchange Ratios;” “Election Deadline”), Section 6 (“Acceptance of Eligible Options for Exchange;” “Issuance of Restricted Shares”), Section 8 (“Price Range of Common Shares”), Section 9 (“Source and Amount of Consideration;” “Terms of Restricted Shares”) and Annex A and in the Supplemental Letter, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Exchange Offer under Section 8 (“Price Range of Common Shares”) is incorporated herein by reference. No trading market exists for options to purchase our Common Shares.

Item 4.	Terms of the Transaction.

(d)	Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Eligible Options;” “Exchange Ratios;” “Election Deadline”), Section 3 (“Purpose of the Exchange Offer”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Exchange;” “Issuance of Restricted Shares”), Section 7 (“Conditions of the Exchange Offer”), Section 8 (“Price Range of Common Shares”), Section 9 (“Source and Amount of Consideration;” “Terms of Restricted Shares”), Section 10 (“Information Concerning the Company;” “Financial Information”), Section 12 (“Status of Eligible Options Acquired by Us in the Exchange Offer;” “Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters;” “Regulatory Approvals”), Section 14 (“Material Tax Consequences”), Section 15 (“Extension of Offer;” “Termination;” “Amendment”) and Annex A and in the Supplemental Letter, is incorporated herein by reference.

(e)	Purchases.

Our officers and directors are eligible to participate in the Exchange Offer (and acquire Restricted Shares) on the same terms and conditions as our non-officer employees. The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

SCRIPPS NETWORKS INTERACTIVE, INC.

/s/ Anatolio B. Cruz III
Name:	Anatolio B. Cruz III
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Date: June 19, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)**	Offer to Exchange Certain Outstanding Stock Options for Class A Restricted Shares dated June 1, 2009.

(a)(1)(ii)**	Form of Message to Option Holders dated June 1, 2009.

(a)(1)(iii)**	Election Instructions.

(a)(1)(iv)**	Withdrawal Instructions.

(a)(1)(v)*	Forms of Reminder Messages (revised).

(a)(1)(vi)**	Form of Restricted Shares Agreement (Non-Employee Directors).

(a)(1)(vii)**	Form of Restricted Shares Agreement (Employees).

(a)(1)(viii)**	Section 83(b) Election Form.

(a)(1)(ix)**	Offer Web Site Instructions.

(a)(1)(x)**	Form of Webinar Presentation to Eligible Option Holders to be Presented at Web-Based Meetings on June 1, 2009 and June 3, 2009.

(a)(1)(xi)	Scripps Networks Interactive, Inc. Annual Report on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on March 5, 2009 and incorporated herein by reference.

(a)(1)(xii)	Scripps Networks Interactive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on May 8, 2009 and incorporated herein by reference.

(a)(1)(xiii)*	Supplemental Letter to Eligible Option Holders dated June 19, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	2008 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

Exhibit No.	Description
(d)(2)	Form of Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(3)	Form of Performance-Based Restricted Share Award Agreement, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(4)	Form of Restricted Share Award Agreement, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(5)	Form of Performance-Based Restricted Stock-Unit Agreement, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(6)	2008 Deferred Compensation and Stock Plan for Directors, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(7)	Executive Change in Control Plan (as amended and restated on February 19, 2009), incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(8)	Assignment and Assumption Agreement and Consent for Kenneth W. Lowe, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(9)	Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(10)	Scripps Family Agreement, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(11)	Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63 to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 11, 2004.

(d)(12)	Amendment No. 2 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.B to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 9, 2006.

Exhibit No.	Description
(d)(13)	Amendment No. 3 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.C to The E. W. Scripps Company Current Report on Form 8-K dated July 31, 2007, as filed with the Securities and Exchange Commission on August 6, 2007.

(d)(14)	Amendment No. 4 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to our Current Report on Form 8-K, dated December 11, 2008, as filed with the Securities and Exchange Commission on December 12, 2008.

(d)(15)	Amendment No. 5 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(16)	Employment Agreement between the Company and Anatolio B. Cruz III, incorporated by reference to Exhibit 10.31 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(17)	Employment Agreement between the Company and Joseph G. NeCastro, incorporated by reference to Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(18)	Employment Agreement between the Company and Mark S. Hale, incorporated by reference to Exhibit 10.33 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(19)	Employment Agreement between the Company and John F. Lansing, incorporated by reference to Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.
**	Previously filed.